Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

This is an English translation of a Spanish document.

In case of discrepancies the Spanish version will prevail.

IN THE MIDST OF GAS NATURAL’S PUBLIC OFFER (OPA), ENDESA AGAIN

MODIFIES ITS 2004 ACCOUNTS, THIS TIME THOSE FILED WITH THE SEC,

AND LOWERS ITS NET SALES BY 4.401 BILLION EUROS

Gas Natural reports this situation to the SEC, the CNMV and the Brussels authorities

•	Gas Natural warns of the electricity company’s maneuver to justify to the U.S. regulatory agency the interpretive adjustments of its accounts filed with the European Commission.

•	Endesa elects to file with the SEC right in the midst of the debate concerning the validity of the accounts filed by the electricity company with the Brussels authorities, which differ from Endesa’s official, audited accounts approved by its General Shareholders’ Meeting.

•	The criteria that Endesa is employing to modify its accounts on file with the SEC has existed since 1999 and has been in effect since 2000, yet Endesa has decided to apply such criteria only now.

•	This involves another contradiction by Endesa, which appears to be unclear about its official net sales, since its net sales are continually changing, depending on which agency it is addressing.

Gas Natural will notify the U.S. Securities and Exchange Commission (SEC), the Comisión Nacional del Mercado de Valores (CNMV) and the European Commission about the fact that Endesa submitted new accounts to the SEC last Friday evening, which are substantially different from its official, audited and published accounts, in what appears to be another maneuver by the electricity company to force the community dimension of the OPA launched by Gas Natural.

GAS NATURAL SDG, S.A Av. Portal de l’Àngel, 22 08002 Barcelona Tel.: 93 402 56 88 / 87 Fax: 93 402 58 62 www.gasnatural.com

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In these new accounts filed with the U.S. regulator, Endesa applies criteria which has existed since 1999, although it has never taken such guidance into consideration until now.

It is not surprising to Gas Natural that Endesa chooses this moment to notify the SEC, right in the midst of the debate on the validity of accounts filed by the electricity company with the Brussels authorities, which are different from its official audited accounts approved by its General Shareholders’ Meeting.

With the modification of these accounts, Endesa attempts to justify the reduction of its net sales in Spain according to its own interpretation of IFRS, using completely arbitrary criteria, as Gas Natural has reported during the last few weeks.

In these new accounts submitted Friday evening to the SEC in New York, Endesa eliminates 4.401 billion euros from its consolidated net sales reported previously to the U.S. regulatory agency. These new modifications in the United States are in addition to more than 30 self-interested adjustments, which Endesa filed with the European Commission, and which Gas Natural has reported over the last few days.

This new episode of “creative accounting and financial engineering” in the United States led by Endesa and its auditor, Deloitte, (formerly Arthur Andersen), which further delays the decision of the European Commission, creates a situation of increased legal uncertainty and indefensibility without precedent in international commercial relations.

For Gas Natural, the only accounts that should be required in an unsolicited takeover transaction such as the OPA for Endesa, which it launched on September 5, are the published audited accounts approved by the company’s General Shareholders’ Meeting, with the pertinent adjustments required by the European Union’s Concentration Regulations, but not different ones adjusted depending on interpretive and arbitrary criteria other than the above-mentioned regulations. Otherwise, it creates a scenario of unprecedented legal uncertainty that can lead to doubts concerning past, present and future concentration operations within the European Union.

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According to the information submitted by Endesa to the SEC last Friday, October 28, the new adjustments are:

1.– Reduction of Revenue from 2000 to 2004 under US GAAP (page 1 – amended Form 20-F)

Endesa lowers its 2004 revenues by 4.401 billion euros, going from previously reported net sales of 17.718 billion euros to “adjusted” net sales of 13.317 billion euros.

Detail of the reduction, in billions of euros:

Net sales	4.339
Elimination of revenue from companies consolidated under proportional consolidation	62
TOTAL	4.401

2.– Amendments to Form 20-F: Reclassification of preferred minority interests to long-term debt

Long-term debt is increased by 1.500 billion euros, which becomes 19.344 billion euros, instead of 17.844 billion as previously reported. Moreover, minority interests are reduced to 4.683 billion euros, instead of the 6.183 billion that existed up until Friday, representing a reduction of 1.500 billion euros.

Finally, a new contradiction by Endesa appears to be the fact that it is suddenly trying to defend the importance and credibility of its published accounts – which are those which Gas Natural had defended – while, up until now, Endesa had been using the accounts it called “actual accounts” (cuentas reales), which did not coincide with those in its annual report.

Barcelona, October 30, 2005.

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